WESTERN WIND ENERGY CORP.

632 FOSTER AVENUE	TELEPHONE:	604.839.4192
COQUITLAM, BC V3J 2L7	FACSIMILE:	604.939.1292
	www.westernwindenergy.com

N E W S    R E L E A S E

November 1, 2007

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 28,296,209

WESTERN WIND ENERGY TO INITATE DEVVELOPMENT AND CONSTRUCTION OF SOLAR ENERGY FACILITIES IN THE SOUTHWESTERN UNITED STATES

Western Wind Energy is pleased to announce that it is in the process of developing, with the intention of constructing, utility scale solar energy electrical generating facilities in California and Arizona. The solar activities of Western Wind Energy Corporation will fall under the control of a newly incorporated 100% owned subsidiary of Western Wind Energy called “Western Solargenics Inc.” Western Solargenics Inc. will be led by Michael Boyd who is currently serving a one-year appointment as Chairman of the Board of Directors of Western Wind Energy Corporation.

The direction of Western Wind Energy into the solar energy electrical generation field is led by several unique and specialized asset holdings of Western Wind Energy Corporation. In order of significance, these unique asset holdings are:

1.	Significant firm transmission rights in California;

2.	Substantial acreage of lands that are 100% wholly owned by Western Wind Energy;

3.	The highest level of solar radiation in North America occurs on Western Wind Energy’s wholly owned land holdings;

4.	Abundant supply of water available for solar thermal generation facilities;

5.	California has the highest energy prices in North America with a further significant premium paid for energy delivery during solar energy’s peak generation profile of super on-peak time of day delivery;

6.	30% up front federal tax credit available on the entire project to tax equity investors plus accelerated depreciation allowing for substantial incentives to tax investors at the project level; and

7.	With wind energy production in California having a peak generation hour of 12 midnight and solar energy having a peak generation hour of 3:00 p.m., the combination of wind energy and solar energy offers the ratepayers of California a significant amount of certainty, reliability and delivery of both energy and capacity.

Western Wind Energy has been approached by several utilities in the Southwestern United States requesting combination solar/wind energy generation facilities.

Western Wind Energy is the largest producing pure wind energy, publicly traded company (non-income trust) in North America. Western Wind Energy currently produces 34.5 MW of energy from over 500 wind turbine generators located in Southern California. Western Wind also has over 155 MW of expansion power sales agreements with the associated projects in the late stage of development. In addition, Western Wind Energy has a credible pipeline of over 1,300 MW of site locations in the State of California.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 154.5 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 26-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.